SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       LONE STAR STEAKHOUSE & SALOON, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    542307103
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                                 (CUSIP Number)

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         Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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CUSIP No. 542307103                13G           Page  2  of 6 Pages
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================================================================================
      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   JAMIE B. COULTER
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      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /
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      3          SEC USE ONLY

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      4          CITIZENSHIP OR PLACE OR ORGANIZATION

                          U.S.A.
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  NUMBER OF              5          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                3,763,727
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                         6          SHARED VOTING POWER

                                             -0-
                ----------------------------------------------------------------
                         7          SOLE DISPOSITIVE POWER

                                             3,763,727
                ----------------------------------------------------------------
                         8          SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          3,763,727
--------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES                                          / /
--------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          8.7%
--------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                          IN
================================================================================

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CUSIP No. 542307103                13G           Page  3  of 6 Pages
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ITEM 1(A).        NAME OF ISSUER:

                           Lone Star Steakhouse & Saloon, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           224 E. Douglas, Suite 700, Wichita, Kansas 67202

ITEM 2(A).        NAME OF PERSON FILING:

                           Jamie B. Coulter

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           224 E. Douglas, Suite 700, Wichita, Kansas 67202

ITEM 2(C).        CITIZENSHIP:

                           United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01

ITEM 2(E).        CUSIP NUMBER:

                           542307103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D- 2(B), CHECK WHETHER THE PERSON FILING IS A:

                           Not Applicable


ITEM 4.           OWNERSHIP.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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CUSIP No. 542307103                13G           Page  4  of 6 Pages
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         (a)      Amount beneficially owned:

                  *3,763,727

         (b)      Percent of class:

                  8.7%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote -  *3,763,727

         (ii)     Shared power to vote or to direct the vote - None

         (iii)    Sole  power to  dispose  or to  direct  the  disposition  of -
                  *3,763,727

         (iv)     Shared power to dispose or to direct the disposition of - None


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.



* Includes presently exercisable options to purchase 1,733,334 shares of Common Stock. Excludes shares held by certain members of Mr. Coulter's family. Mr. Coulter disclaims beneficial ownership of all of such shares.

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CUSIP No. 542307103                13G           Page  5  of 6 Pages
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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.





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CUSIP No. 542307103                13G           Page  6  of 6 Pages
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                                    SIGNATURE




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 17, 1998
                                                ------------------------------
                                                (Date)



                                                /s/ Jamie B. Coulter
                                                ------------------------------
                                                (Signature)